Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
January 9, 2023

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.050% Notes due 2026

4.850% Notes due 2030

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated January 9, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	5.050% Notes due 2026 (the “2026 notes”)
4.850% Notes due 2030 (the “2030 notes”)

The 2026 notes and the 2030 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by Standard & Poor Global Ratings (stable outlook)

Trade Date:	January 9, 2023

Expected Settlement Date:	January 13, 2023 (T+4)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fourth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $1,084.8 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility or commercial paper programs), foreign currency or interest rate swaps or other hedging instruments, the development and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. In conjunction with the pricing of the 2026 notes, the Company executed a three-year, $500 million fixed-to-variable interest rate swap, which is subject to the counterparties’ right to terminate the swap at any time following the 2026 notes Par Call Date (as defined below) and results in an effective variable borrowing rate of SOFR minus 0.0347% thereunder for the duration of the swap. The Company intends to use these variable rate borrowings in lieu of borrowing under the Company’s revolving credit facility, which, as of December 31, 2022, permit U.S. dollar borrowings at an interest rate of SOFR plus 0.725% with a SOFR adjustment charge of 0.10% and a revolving credit facility commitment fee. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility and commercial paper programs or other indebtedness, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest)—Conflicts of Interest ” in the Preliminary Prospectus Supplement.

Principal Amount:	2026 notes: $500,000,000
2030 notes: $600,000,000

Maturity Date:	2026 notes: January 13, 2026
2030 notes: March 15, 2030

Interest Rate:	2026 notes: 5.050% per annum, accruing from January 13, 2023
2030 notes: 4.850% per annum, accruing from January 13, 2023

Interest Payment Dates:	2026 notes: January 13 and July 13, commencing July 13, 2023
2030 notes: March 15 and September 15, commencing September 15, 2023

Price to Public:	2026 notes: 99.618%, plus accrued interest, if any
2030 notes: 98.813%, plus accrued interest, if any

Spread to Benchmark Treasury:	2026 notes: +125 basis points
2030 notes: +145 basis points

Benchmark Treasury:	2026 notes: 4.000% due December 15, 2025
2030 notes: 3.875% due December 31, 2029

Benchmark Treasury Price/Yield:	2026 notes: 100-05 ¼ / 3.939%
2030 notes: 101-22+ / 3.597%

Reoffer Yield:	2026 notes: 5.189%
2030 notes: 5.047%

Optional Redemption:	Prior to January 13, 2024 (two years prior to their maturity date) (the “2026 notes Par Call Date”), the Company may redeem the 2026 notes, and prior to January 15, 2030 (two months prior to their maturity date) (the “2030 notes Par Call Date”), the Company may redeem the 2030 notes, in each case, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series to be redeemed discounted to the redemption date (assuming the notes matured on the 2026 notes Par Call Date, in the case of the 2026 notes, or on the 2030 notes Par Call Date, in the case of the 2030 notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 20 basis points, in the case of the 2026 notes, and 25 basis points, in the case of the 2030 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes of the applicable series to be redeemed,

plus, in either case, accrued and unpaid interest on the notes of the applicable series to be redeemed to the redemption date.

On or after the 2026 notes Par Call Date, in the case of the 2026 notes, or on or after the 2030 notes Par Call Date, in the case of the 2030 notes, the Company may redeem the notes of the applicable series, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest on the notes of the applicable series to be redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	2026 notes: 756109 BQ6 / US756109BQ63
2030 notes: 756109 BR4 / US756109BR47

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Co-Lead Managers:	BBVA Securities Inc.
BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC
Regions Securities LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BMO Capital Markets Corp.
Citizens Capital Markets, Inc.
Huntington Securities, Inc.

Co-Managers:	Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.
UBS Securities LLC
Moelis & Company LLC
Academy Securities, Inc.
R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, BofA Securities, Inc. by telephone (toll free) at 1-800-294-1322, Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526 or Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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